

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 22, 2017

<u>Via E-Mail</u>
David A. Brooks
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

     Re: Ashford Hospitality Trust, Inc.
               Registration Statement on Form S-3
               Filed September 14, 2017
               File No. 333-220459

Dear Mr. Brooks:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief
                        Office of Real Estate and
                        Commodities

cc: George J. Vlahakos, Esq.
        Andrews Kurth Kenyon LLP